

Mail Stop 3561

March 14, 2017

Raymon E. Tate, Jr.
Chief Executive Officer
LNG Management Services, Inc.
General Partner of
American Gas & Technology LP
1270 SE Monmouth Cutoff Road
Dallas, OR 97338

> **Re: American Gas & Technology LP**
> **Offering Statement on Form 1-A**
> **Filed February 16, 2017**
> **File No. 024-10676**

Dear Mr. Tate:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your website contains a link to information for Investors, including a description and Executive Summary related to an offering of your limited partnership units. In the Executive Summary, you state that "the Company plans to raise $7 million of equity capital by selling 1,400,000 AG&T Partnership Units at $5.00 per unit." This is inconsistent with the terms of your offering described in Parts I, II, and III of your Form 1-A. Please explain the offering described on your website. If applicable, please describe the exemption upon which you relied in making this offering and update Part I Item 6 to reflect this previous sale of unregistered securities.

2. If you will use a subscription agreement, please revise to disclose that fact and file it as an exhibit. Refer to Section 4 of Item 17 of Part III to Form 1-A.

Part I

Item 3. Application of Rule 262

3. You indicate in Part I that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement, but we were unable to find this disclosure in Part II. Please revise for consistency.

Part II

Offering Circular Cover Page

4. It appears that your securities may not be listed on a registered national securities exchange upon qualification. In this regard, please provide the legend required by Part II (a)(5) of Form 1-A. In addition, please provide the legend required by Rule 254(a), if applicable.

5. The descriptions of the length of the offering that appear on the offering circular cover page, page 8, and page 18 are inconsistent. Please revise for consistency and accuracy.

The Offering, page 8

6. We note your disclosure that you estimate your total offering registration costs to be $20,000. Your disclosures of "Total Offering Expenses" on page 19, however, show much higher offering costs. Please reconcile this apparent inconsistency, as appropriate, or advise us why you believe no revision is necessary.

Dilution, page 15

7. We note that your post offering net tangible book values under each scenario do not appear to reflect the estimated offering expenses quantified on page 19. Please revise your calculations to incorporate these offering expenses as a reduction to post-offering net tangible book value or advise us why you believe no revision is necessary.

Plan of Distribution, page 18

8. We note your disclosure that you intend to use commissioned sales agents or underwriters to sell your limited partnership units. Please provide the required disclosures regarding any underwriter or underwriters pursuant to Items 1(f) and 5(a) of Part II of Form 1-A.

Description of Business, page 21

9. In this section you disclose, among other things, that:

- "America has sufficient reserves of clean-burning, low-cost natural gas to supply our domestic fuel needs for the next 100 years";

- "in the world there are over 20 million natural-gas vehicles and yet in the U.S. there are only 160,000";

- "as America's fleets use more domestic natural gas as a vehicle fuel, they will buy less foreign oil making America less dependent on foreign countries, saving money, creating more jobs for Americans, and cleaning up our environment";

- "since fleets use approximately 40% of our transportation fuels, they would be the most important transportation segment to initially change. Vehicle fleet operators all around the world are now switching to natural gas";

- "compressed natural gas (CNG) does not provide adequate range for most fleet vehicles so liquefied natural gas (LNG) is the preferred fuel as an alternative to gasoline"; and

- "a typical fleet vehicle consuming just one tank of fuel per day can utilize upwards of 4,000 gallons per year."

Please supplementally provide us with support for these statements or revise. For guidance, refer to Section IV(c) of Form 1-A.

10. In addition to selling LNG to your customers, it appears that you also will convert customer vehicles so that they can run on LNG; please revise your disclosure to describe this service, including the cost of such service to your customers. In addition, we note your statement that "the majority of AG&T's revenue will come from the sale" of LNG; please revise to explain how you will generate the rest of your revenue, as well as the portion of your revenue that is anticipated to be derived from LNG sales versus other sources of revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 25

11. Please revise to provide a discussion of your plan of operations under each of the 25%, 50%, 75% and 100% offering scenarios. Your revised disclosure should be consistent with your disclosures under "Use of Proceeds" for each offering scenario.

Financial Statements

Interim Financial Statements, page 45

12. We note that in your Statements of Operations, Statements of Changes in Unitholders'
Equity and Statements of Cash Flows you have provided prior year information for the
period from September 10, 2015 (inception) through December 31, 2015. Please revise
to provide comparable prior year interim period information for the interim period ending
September 30, 2015 instead of the annual period ending December 31, 2015. Please refer
to Part F/S(b)(4) of Form 1-A.

Statements of Cash Flows (Unaudited), page 49

13. We note you disclose that you used $2,542,022 of cash in investing activities and
received $3,066,425 of financing cash flows as a partner capital contribution. You also
disclose $338,000 of operating cash flows attributable to an "Increase in a Property
Holdback Reserve." However, based on your disclosures throughout your filing,
including in Note 4, it appears that nearly all of these amounts arose from non-cash
transactions. Non-cash transactions should not be included in your statements of cash
flows as cash receipts or cash payments but should be disclosed either in narrative form
or summarized in a schedule. Please revise your statements of cash flows in line with
this guidance or advise us in detail why you believe no such revision is required. Please
refer to ASC 230-10-50-3 through 50-6 and ASC 230-10-55-1, 55-11 and 55-15.

Note 4. Unitholders' Equity, page 52

14. We note that effective June 30, 2016 you issued 10,000,000 membership units to your
founder in exchange for certain assets, including all of his intellectual property, two
demonstration LNG stations and various capital assets. We also note that on September
30, 2016 you issued 65,664 membership units to your founder in exchange for a
significant amount of capital equipment, computer supplies and furniture. Please tell us
and disclose how you determined the value recognized for all non-monetary assets and
liabilities transferred to you by your founder in exchange for membership units. Pursuant
to SAB Topic 5G and ASC 805-50-30-5, it appears that all such assets and liabilities
should be recognized at the transferor's historical cost basis determined under GAAP.

15. Please tell us and disclose the nature and amount of each asset transferred to you in
exchange for membership units or otherwise contributed to you. Please provide this
information separately for each of the transactions disclosed in Note 4.

16. We note that you entered into another assignment agreement under which your founder
agreed to transfer to you at a future date certain real property consisting of land and two
buildings, subject to your assumption of the mortgages on such properties, and a

$338,000 holdback reserve in exchange for 522,600 membership units. Please address the following comments related to this exchange:

- Please tell us the party or parties responsible for payment of the holdback reserve. Also clarify whether or not payment of the holdback reserve is subject to the approval of the mortgage holders.

- Considering the holdback will not be payable until the LNG station is refurbished, installed, and operational, it appears that the receipt of these funds is contingent on future events which are not certain to occur. When also considering the exchange has not been consummated, it is unclear how the holdback qualifies to be recognized on your balance sheet at September 30, 2016. Please explain in detail how the holdback qualifies for recognition on your balance sheet.

<u>Signatures</u>

17. Please revise the second signature block to include the signatures of at least a majority of the directors of LNG Management Services Inc. Refer, by analogy, to Instruction 1 of the Signatures section of Form S-1.

<u>Exhibit 12(a)</u>

18. Please have counsel revise the opinion to include an opinion, if true, that the shares being offered by the selling unitholder currently are legally issued, fully paid and non-assessable.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products